UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Rocky Mountain Chocolate Factory, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

774678403

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 774678403

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		617,700
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

617,700
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

617,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP No. 774678403

1	NAME OF REPORTING PERSON

Mary Bradley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 774678403

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the entry into the Cooperation Agreement, as defined and described in Item 4 below, that certain Joint Filing and Solicitation Agreement, dated May 27, 2022, as amended on July 1, 2022 and July 20, 2022 was terminated. Accordingly, Mary Bradley shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 5 to the Schedule 13D and Mr. Radoff is no longer a member of a Section 13(d) group with AB Value or any other party. Mr. Radoff will continue filing statements on Schedule 13D with respect to his beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 13, 2022, Bradley L. Radoff, AB Value Partners, LP and AB Value Management LLC (collectively, the “AB Value-Radoff Group”) entered into a cooperation agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the Issuer agreed, among other things, to appoint Mary Bradley (the “Designated Director”) to the Board of Directors (the “Board”) immediately following the conclusion of the Issuer’s 2022 annual meeting of stockholders to be held on August 18, 2022 (the “2022 Annual Meeting”) with a term expiring at the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”). The Issuer further agreed to re-nominate the Designated Director for election at the 2023 Annual Meeting.

Pursuant to the Cooperation Agreement, the AB Value-Radoff Group has certain customary replacement rights during the Standstill Period (as defined below) in the event the Designated Director is unable to serve on the Board for any reason or if the Board determines, in the good faith exercise of the directors’ fiduciary duties, to not re-nominate such person for election at the 2023 Annual Meeting. Any replacement director (a “Replacement Director”) identified by the AB Value-Radoff Group must qualify as an independent director under the Nasdaq Global Market listing standards and must be reasonably acceptable to the Nominating Committee of the Board and the Board (such acceptance not to be unreasonably withheld). Any Replacement Director shall be deemed a “Designated Director” for the purposes of the Cooperation Agreement once appointed.

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CUSIP No. 774678403

Upon execution of the Cooperation Agreement, the AB Value-Radoff Group irrevocably withdrew its nomination notice in connection with the 2022 Annual Meeting and became subject to certain standstill restrictions from the date of the Cooperation Agreement until 45 days prior to the beginning of the Issuer’s advance notice period for the nomination of directors at the 2024 annual meeting of stockholders (the “Standstill Period”). During the Standstill Period, members of the AB Value-Radoff Group also agreed to vote their Shares in accordance with the Board’s recommendations with respect to each matter to be voted on at any meetings of stockholders; provided, however, that in the event (x) Institutional Shareholder Services Inc. and Glass Lewis & Co, LLC recommends otherwise with respect to any proposal (other than the election of directors), (y) of stockholder proposed amendments to the Issuer’s Organizational Documents (as defined in the Cooperation Agreement) that limit stockholder votes, or (z) of an Extraordinary Transaction (as defined in the Cooperation Agreement), the members of the AB Value-Radoff Group are permitted to vote in their sole discretion. During the Standstill Period, Mr. Radoff agreed not to acquire beneficial ownership of more than 10.9% of the outstanding Shares. Pursuant to the Cooperation Agreement, the Issuer agreed to reimburse the AB Value-Radoff Group for all reasonable, documented out-of-pocket fees and expenses incurred in the preparation and execution of the Cooperation Agreement and the related matters preceding or reasonably following its execution, provided that such reimbursement shall not exceed $600,000 in the aggregate. The Cooperation Agreement will remain in effect until the date that is earliest of (i) the end of the Standstill Period and (ii) five days after a party that has Materially Breached (as defined in the Cooperation Agreement) the Cooperation Agreement receives notice from the non-breaching party providing notice of termination of the Cooperation Agreement.

On August 14, 2022, counsel to Ms. Bradley notified counsel to the AB Value-Radoff Group via email that Ms. Bradley will no longer be able to serve on the Board, and provided a letter to the same effect on August 15, 2022. Accordingly, the AB Value-Radoff Group intends to identify a Replacement Director pursuant to the terms of the Cooperation Agreement as soon as practicable. Notwithstanding the clear and unambiguous terms of the Cooperation Agreement to the contrary, the Issuer’s counsel has taken the position, purportedly on behalf of the Board, that the Cooperation Agreement is null and void due to Ms. Bradley’s inability to serve on the Board for personal reasons. The AB Value-Radoff Group maintains that the Cooperation Agreement is fully enforceable pursuant to its terms and intends to take all necessary steps to comply with and enforce the Cooperation Agreement.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 13, 2022, the AB Value-Radoff Group and the Issuer entered into the Cooperation Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement, dated August 13, 2022.

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CUSIP No. 774678403

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2022

/s/ Bradley L. Radoff
Bradley L. Radoff Individually and as attorney-in-fact for Mary Bradley

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